**SECURE PLANNING, LLC**
**FINANCIAL STATEMENTS**
**DECEMBER 31, 2025**



BerryDunn
BDMP Assurance, LLP

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Sole Member of
Secure Planning, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Secure Planning, LLC (the Company) as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplemental information contained within Schedules I and II (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDMP Assurance, LLP

We have served as the Company's auditor since 2025.

Portland, Maine
February 23, 2026

# SECURE PLANNING, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2025

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 242,943 |
| RIA fees receivable | | 155,547 |
| Mutual fund commissions and 12b-1 fees receivable | | 24,793 |
| Property and equipment, at cost, less | | |
| accumulated depreciation  of $323,393 | | 33,011 |
| Other assets | | 60,967 |
| | $ | 517,261 |

### LIABILITIES AND MEMBER'S EQUITY

Liabilities:

| | | |
|---|---|---:|
| Accounts payable, accrued expenses and other liabilities | $ | 84,882 |
| Member's equity: | | 432,379 |
| | $ | 517,261 |

The accompanying notes are an integral part of these financial statements.

# SECURE PLANNING, LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2025

| | | |
|---|---|---:|
| Revenues: | | |
| Advisory fees | $ | 1,869,957 |
| Mutual fund and 12b-1 fees | | 234,157 |
| Other commissions | | 17,259 |
| Interest and dividends | | 74 |
| | | 2,121,447 |
| | | |
| Expenses: | | |
| Commission expense | | 589,939 |
| Salaries and benefits - employees | | 520,465 |
| Occupancy | | 142,336 |
| Professional fees | | 124,440 |
| Technology, data and communications | | 92,116 |
| Regulatory fees and expenses | | 23,922 |
| Other expenses | | 235,646 |
| | | 1,728,864 |
| | | |
| Net income | $ | 392,583 |

The accompanying notes are an integral part of these financial statements.

**SECURE PLANNING, LLC**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

| | | |
|---|---|---:|
| Balance at December 31, 2024 | $ | 459,796 |
| Net income | | 392,583 |
| Distributions | | (420,000) |
| Balance at December 31, 2025 | $ | 432,379 |

The accompanying notes are an integral part of these financial statements.

**SECURE PLANNING, LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 392,583 |
| Adjustments to reconcile net income | | |
| to net cash provided by operating activities: | | |
| Depreciation | | 14,202 |
| Changes in operating assets: | | |
| Increase in RIA fees receivable | | (4,168) |
| Increase in mutual fund commissions and 12b-1 fees receivable | | (8,805) |
| Increase in other assets | | (3,506) |
| Changes in operating liabilities: | | |
| Increase in accounts payable, accrued expenses and other liabilities | | 13,044 |
| | | |
| Net cash provided by operating activities | | 403,350 |
| | | |
| Cash flows from financing activities | | |
| Distributions to member | | (420,000) |
| | | |
| Net cash used in financing activities | | (420,000) |
| | | |
| Decrease in cash | | (16,650) |
| | | |
| Cash at beginning of the year | | 259,593 |
| | | |
| Cash at end of the year | $ | 242,943 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, LLC (FINRA). The Company provides investment, financial planning and advisory services as well as broker-dealer services for its clients.

Effective January 1, 2026, the sole member entered into an LLC Membership Purchase Agreement with a long-time employee where the long-time employee would acquire 100% of the membership interest in the Company. The purchase price will be paid to the former sole member bi-monthly over 5 years and is calculated based on their registered investment advisory (RIA) book of business starting on January 1, 2026.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting Basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company does not record a provision for income taxes because the sole member reports the LLC's income or loss on their personal income tax return. The financial statements reflect the LLC's transactions without adjustment, if any, required for income tax purposes.

Property and Equipment
Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using a straight line method over the estimated useful lives of the asset, ranging from 5 to 40 years.

Advertising
Advertising costs are expensed as they are incurred. Advertising expense for the year ended December 31, 2025 was $9,194.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

### Revenue Recognition

The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

*Investment advisory fees.* The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

*Mutual fund and 12b-1 fees.* The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund and 12b-1 fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Accounts Receivable

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amounts of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for credit losses reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of income. As of December 31, 2025, the Company has not recorded an allowance for any potential non-collection.

## NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025 the Company had net capital of $206,920 which was $201,261 in excess of its required net capital of $5,659. The Company's net capital ratio was .41 to 1.

## NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2025:

| | |
|---|---|
| Leasehold improvements | $182,513 |
| Furniture and fixtures | 173,891 |
| | 356,404 |
| Less accumulated depreciation | 323,393 |
| Property and equipment, net | $ 33,011 |

Depreciation expense for the year ended December 31, 2025 was $14,202.

## NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

At times, the Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

## NOTE 6 - CONCENTRATIONS

At December 31, 2025, 86% of receivables were due from one company. Approximately 76% of 2025 revenue was earned from this company.

## NOTE 7 - EMPLOYEE BENEFITS

The Company has a 401(k) retirement plan covering substantially all employees. Under the plan the Company contributes an amount equal to 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, up to statutory limitations. The Company also has a profit sharing component under the plan. All profit sharing contributions are at the discretion of management. The Company's total contribution to the plan was $24,837 for the year ended December 31, 2025.

## NOTE 8- RELATED PARTY TRANSACTIONS

The Company leased office space in Portsmouth, New Hampshire from its former sole member in 2025. Under the terms of the lease, the required monthly payment was $5,200. The Company was also responsible for the payment of property taxes, utilities, insurance, maintenance and improvements related to the building. The Company leased the office space as tenants at will. Total rent expense paid under this lease for 2025 was $62,400. There are no amounts due to the former sole member at December 31, 2025.

Because this is a related party lease, operating results or financial position of the Company could differ significantly from those that would have been obtained if this was an arm's length transaction.

The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

Effective January 1, 2026, the Company entered into a 5 year lease with its former sole member. Under the terms of the lease, the required monthly payment is $5,200.

SECURE PLANNING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

**NOTE 9 – COMMITMENTS AND CONTINGENCIES**

As of December 31, 2025 there were no material contingencies or guarantees that require disclosure.

**NOTE 10 – SEGMENT REPORTING**

The Company is engaged in a single line of business as a securities broker-dealer and registered investment adviser, which is comprised of several classes of services, including agency transactions in mutual funds, variable annuities, investment advisory fees, and variable life insurance.

The accounting policies for fees are the same as those described in the summary of significant policies. The chief operating decision maker assesses performance for the agency fee segment and decides how to allocate resources based on net income that is reported on the statement of income. The measurement of segment assets is reported on the statement of financial condition as total assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the agency fee segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The Company's chief operating decision maker is the sole member.

**NOTE 11 – SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 23, 2026, the date on which the financial statements were available to be issued.

**SECURE PLANNING, LLC**
**SUPPLEMENTARY SCHEDULES**
**DECEMBER 31, 2025**

**SCHEDULE I**

**SECURE PLANNING, LLC**

**COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2025**

| | | |
|---|---|---|
| Aggregate Indebtedness | | |
| Total liabilities per statement of financial condition | | $ 84,882 |
| Member's equity | | $ 432,379 |
| Adjustments to Net Capital | | |
| RIA fees receivable | $ (155,547) | |
| Mutual fund commissions and 12b-1 fees receivable | (24,793) | |
| Less: amount included in accrued commission | 48,859 | |
| Property and equipment | (33,011) | |
| Other assets | (60,967) | |
| Total Adjustments to Net Capital | | (225,459) |
| Net Capital, as defined | | $ 206,920 |
| Computation of Basic Net Capital Requirement | | |
| (a) Minimum net capital required (6 2/3 % of total aggregate indebtness) | | 5,659 |
| (b) Minimum net capital required of broker-dealer | | $ 5,000 |
| Net Capital Requirement (Greater of (a) or (b)) | | $ 5,659 |
| Net Capital In Excess of Requirement | | $ 201,261 |
| Ratio of Aggregate Indebtedness To Net Capital | | .41 to 1 |

Reconciliation between the original and amended unaudited Form X-17A-5, Part IIA filing:

| | |
|---|---|
| Net capital, as originally reported | $ 196,247 |
| Other asset and accrual adjustments | 10,673 |
| Net capital, as amended | $ 206,920 |
| Aggreated indebtedness, as originally reported | $ 95,555 |
| Other asset and accrual adjustments | (10,673) |
| Aggregated indebtedness, as amended | $ 84,882 |

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2025, which was filed on February 23, 2026.

See Report of Independent Registered Public Accounting Firm

**SCHEDULE II**

**SECURE PLANNING, LLC**

**COMPUTATION FOR DETERMINATION OF RESERVE
AND INFORMATION RELATED TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

**DECEMBER 31, 2025**

The reserve and information related to possession or control requirements are not applicable to the Company as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See report of independent registered public accounting firm.

# SECURE PLANNING, LLC

## EXEMPTION REPORT PURSUANT TO RULE 15c3-3
## OF THE SECURITIES AND EXCHANGE COMMISSION

### DECEMBER 31, 2025

Secure Planning, LLC, (the, "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)     The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)     The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: sales and marketing consultation services to retail customers and markets solely to retail investors and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

(3)     The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year.

I, Lisa Dugan, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct, without exception.


Signature: _____

Lisa Dugan



**BerryDunn**
BDMP Assurance, LLP

## REPORT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM

The Sole Member of
Secure Planning, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Secure Planning, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to sales and marketing consultation services to retail customers and markets solely to retail investors. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*BDMP Assurance, LLP*

Portland, Maine
February 23, 2026